EXHIBIT 23.6


               [LETTERHEAD OF STEVENS & LEE, P.C.]


                         April 17, 1998




Board of Directors
Sovereign Bancorp, Inc.
P.O. Box 12646
Reading, Pennsylvania  19612

Ladies and Gentlemen:

     We are acting as counsel to Sovereign Bancorp, Inc. ("Sovereign") in connection with the proposed merger of First Home Bancorp, Inc., a New Jersey corporation, with and into Sovereign. In that regard, our tax opinions are as set forth under the section entitled "The Merger--Tax Consequences" in the Proxy Statement/Prospectus relating to the above-described transactions (the "Proxy Statement/Prospectus").

     We hereby consent to the filing of this opinion as an Exhibit to Sovereign's Registration Statement on Form S-4 of which the Proxy Statement/Prospectus is a part and to the use of our name under the above-referenced section of the Proxy
Statement/Prospectus.

                                   Very truly yours,

                                   /s/ STEVENS & LEE